FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number: 001-33863

XINYUAN REAL ESTATE CO., LTD.

No. 18 Xinyuan Road

Zhengzhou, Henan 450011

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ☑            Form 40-F      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

XINYUAN REAL ESTATE CO., LTD.

Form 6-K

Page
Signature	3

Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Longgen Zhang
Name:	Longgen Zhang
Title:	Chief Financial Officer

Date: March 4, 2008

Exhibit 99.1

Xinyuan Real Estate Announces Fourth Quarter and Full Year 2007 Results

Full Year Revenues Grew 117.6 % Year-Over-Year;

Full Year Net Income Grew 163.8 % Year-Over-Year

ZHENGZHOU, China, March 4, 2008 – Xinyuan Real Estate Co., Ltd. (“Xinyuan”) (NYSE:XIN), a fast-growing residential real estate developer with a focus on strategically selected Tier II cities in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2007.

•	Total revenues for the fourth quarter of 2007 were US$91.4 million, an increase of 114.0% from US$42.7 million for the same quarter in 2006.

•	Total revenues for the fiscal year 2007 increased by 117.6% year-over-year to US$309.7 million from US$142.4 million in 2006.

•	Net income for the fourth quarter of 2007 was US$6.6 million, an increase of 81.1% from US$3.6 million for the same quarter in 2006.

•	Net income for fiscal year 2007 increased to US$42.5 million, representing a 163.8% increase from US$16.1 million in 2006.

•	Gross margin for fiscal year 2007 was 32.8%, up from 24.0% in fiscal year 2006.

•

In the fourth quarter of 2007, we acquired one parcel of land with a total developable gross floor area (“GFA”) of 501,244 square meters; launched two projects with a total developable GFA of 357,174 square meters; and completed one project with a total GFA of 61,066 square meters.

•

In fiscal year 2007, we acquired nine parcels of land with a total developable GFA of 1,721,695 square meters; launched six projects with a total developable GFA of 905,270 square meters; and completed three projects with a total GFA of 416,656 square meters.

•

As of December 31, 2007, Xinyuan had a total developable GFA of approximately 2,498,570 million square meters of land under construction and under planning. This represents future sales of 1.5 to 2 years, and is consistent with the Company’s business plan.

“We are very pleased to have posted strong growth in the fourth quarter and fiscal year 2007,” said Mr. Yong Zhang, Xinyuan’s chairman and chief executive officer. “As a fast-growing residential real estate developer in China, we have expanded our offerings into six strategically selected Tier II cities and have developed robust property development capabilities that are well-suited to adapt to changing market conditions. Our unique business model addresses the challenges imposed by the government’s recently implemented policy changes aimed at curbing land appreciation and tightening credit, as we rely on operating efficiency, not land appreciation, to generate attractive returns. In addition, we are constantly seeking out new initiatives to alleviate credit tightening pressures, such as our recent partnership with China Construction Bank, which provides us and our customers with real estate development and mortgage loans.”

Mr. Zhang continued, “Looking forward, Xinyuan remains ideally positioned to take advantage of accelerating urbanization and increasing demand in Tier II cities as we strive to provide China’s increasingly affluent middle class with modern, affordable and high quality homes.”

Mr. Longgen Zhang, Xinyuan’s chief financial officer added, “Xinyuan’s successful IPO on the New York Stock Exchange in December demonstrates the confidence investors have in our unique, asset-light business model, which focuses on acquiring land for immediate development. Our strong revenue growth during fiscal year 2007 was driven by our dedication to efficient asset management, strict cost control and rapid asset turnover, and by the continued success of our expansion strategy in China’s Tier II cities. With rapid economic growth and large land supplies, we believe Tier II cities will continue to represent the most attractive market in China’s real estate industry.”

Financial Results for Fourth Quarter 2007

Revenues

Total revenues were US$91.4 million for the fourth quarter of 2007, an increase of 114.0 % from US$42.7 million for the same quarter in 2006. The increase was primarily due to higher sales volume and sales prices during the fourth quarter.

Cost of Revenues

Cost of revenues was US$61.1 million for the fourth quarter in 2007, an increase of 87.7% from US$32.6 million for the same period in 2006. The increase resulted from higher land acquisition costs and higher total construction costs due to expanded sales volume of new property projects launched and sold in the fourth quarter. The fourth quarter included a favorable adjustment of approximately US$3 million to the cost of revenue, which was caused by a change in management’s estimate of future revenue after considering the actual market conditions.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were US$13.8 million for the fourth quarter of 2007, a substantial increase from US$2.7 million for the same period in 2006. The increase was primarily attributable to increased selling and marketing activities to promote new projects and increased salaries of new employees, stock awards amortization, professional fees, and recruiting expenses.

Operating Margin

Operating margin for the quarter was 18.0%, compared to 17.5% in the corresponding period of 2006. Excluding share-based compensation expenses (non-GAAP), operating margin for the quarter was 22.9%, compared to 17.5% in the corresponding period of the prior year.

Net Income

Net income was US$6.6 million for the fourth quarter in 2007, up 81.1% from US$3.6 million for the same period in 2006. As a result of a waiver of the contingent conversion option contained in the Series A convertible preference shares, we recognized a one-time, non-cash deemed dividend in the fourth quarter of 2007 of approximately US$182 million, which reduced our basic and diluted earnings per share for the fourth quarter 2007 by approximately US$1.58 and US$1.58, respectively. Basic and diluted losses per share amounted to US$1.53 and US$1.53, respectively, and basic and diluted losses per ADS amounted to US$3.06 and US$3.06, respectively. Each ADS represents two ordinary shares.

Financial Results for the Fiscal Year 2007

Revenues

For the fiscal year ended December 31, 2007, Xinyuan reported revenues of US$309.7 million, representing a 117.6% increase year-over-year from US$142.4 million in 2006. The increase was primarily attributable to higher sales volume and sales prices, and geographic expansion.

Operating Margin

Operating margin for the fiscal year 2007 was 23.9%, compared to 19.4% for the fiscal year 2006. Excluding share-based compensation expenses (non-GAAP), operating margin for the fiscal year 2007 was 25.4%, compared to 19.4% for the prior year.

Net Income

Net income for the fiscal year 2007 was US$42.5 million, representing a 163.8% increase year-over-year. We recognized a one-time, non-cash deemed dividend in the fourth quarter of 2007 of approximately US$182 million, which reduced our basic and diluted earnings per share for 2007 by approximately US$1.67 and US$1.67, respectively. Basic and diluted losses per share for the fiscal year 2007 amounted to US$1.31 and US$1.31, respectively, and basic and diluted losses per ADS amounted to US$2.62 and US$2.62, respectively. Common shares used in calculating basic and diluted losses per share increased in the fiscal year 2007 mainly due to approximately 2.1 million new common shares (equivalent to 1.05 million ADSs), calculated on a weighted average basis, issued and sold by the Company in its initial public offering in December 2007.

Cash and Cash Equivalents

As of December 31, 2007, Xinyuan had cash and cash equivalents of US$357.6 million, as compared to US$66.9 million as of December 31, 2006. The increase in cash and cash equivalents was primarily due to approximately US$262 million in net proceeds from the Company’s initial public offering in December 2007.

Outlook for Fiscal Year 2008

While the 2007 results are in line with the Company’s expectations, we have determined that providing forward guidance at this time is not prudent due to the existing uncertainty related to the current regulatory market in China. Specifically, the way in which recent austerity measures tightening the availability of credit may impact our future financial results and ability to predict the same. With a strong balance sheet and disciplined land acquisition strategy, Xinyuan remains well positioned to manage and minimize the impact of such measures. The Company plans to consider providing forward guidance if/when the current environment becomes more clear and its future operating results become more predictable.

Non-GAAP Measures

This release contains non-GAAP financial measures, as such term is defined by the Securities and Exchange Commission. These non-GAAP financial measures, which are used as measures of the Company’s performance, should be considered in addition to, not in isolation or as a substitute for, measures of the Company’s financial performance prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”). The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.

Reconciliations of the Company’s non-GAAP measures to the nearest GAAP measures are set forth in the section below titled “Reconciliation of Non-GAAP to GAAP Results.” These non-GAAP measures include non-GAAP gross profit, non-GAAP operating expenses, non-GAAP income from operations, non-GAAP net income, and non-GAAP gross margin.

The Company’s management uses non-GAAP financial measures to gain an understanding of the Company’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects. The Company’s non-GAAP financial measures exclude certain special items, including stock-based compensation charges, amortization of intangible assets, amortization of convertible debt issuance cost and charges arising from changes in fair value of derivative warrant liabilities, from its internal financial statements for purposes of its internal budgets. Non-GAAP financial measures are used by the Company’s management in their financial and operating decision-making, because management believes they reflect the Company’s ongoing business in a manner that allows meaningful period-to-period comparisons. The Company computes its non-GAAP financial measures using the same consistent methods from quarter to quarter. The Company’s management believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: 1) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose, and 2) in comparing in a consistent manner the Company’s current financial results with the Company’s past financial results. The Company’s management further believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains and losses (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of its core operating results and business outlook.

The Company’s management believes excluding stock-based compensation from its non-GAAP financial measures is useful for itself and investors as such expense will not result in future cash payment and is otherwise unrelated to the Company’s core operating results. The Company’s management believes excluding the non-cash stock-based compensation charges, amortization expense of intangible assets and charges resulted from changes in fair value of derivative warrant liabilities from its non-GAAP financial measure of net income are useful for itself and investors because they enable a more meaningful comparison of the Company’s cash performance between reporting periods. In addition, such charges will not result in cash settlement in the future.

Conference Call Information

Xinyuan’s management will host an earnings conference call on March 4, 2008 at 8 a.m. U.S. Eastern Standard Time (9 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-617-597-5378
Hong Kong:	+852-3002-1672

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Xinyuan earnings call.”

A replay of the conference call may be accessed by phone at the following number until April 3, 2008:

International:	+1-617-801-6888
Passcode:	91707074

Additionally, a live and archived webcast of the conference call will be available at http://ir.xyre.com .

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) (NYSE: XIN) is a fast-growing developer of large scale, quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community life. Xinyuan focuses on

China’s Tier II cities, characterized as larger, more developed urban areas with above average GDP and population growth rates. Ranked #1 among all property developers in Zhengzhou in terms of contracted sales of residential units for the years 2004, 2005 and 2006, Xinyuan has expanded its network to cover a total population of over 34.5 million people in 6 strategically selected Tier II cities, including Chengdu, Hefei, Jinan, Kunshan, Suzhou and Zhengzhou. Xinyuan has completed 14 projects with a total gross floor area (“GFA”) of over 1.0 million square meters within the past 10 years and as of December 31, 2007, Xinyuan had 8 projects under construction with a total GFA of 1.1 million square meters and 6 additional projects under planning with total GFA of 1.4 million square meters. With a focus on high asset turnover, efficient working capital management and strict cost control, Xinyuan is dedicated to bringing high quality, affordable homes to China’s middle income buyers. For more information, please visit http://www.xyre.com.

Safe Harbor Statement

This press release may contain forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements concerning our beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that we may be unable to complete our property developments on time or at all; the risk that our results of operations may fluctuate from period to period; the risk that the PRC government may adopt further measures to curtail the overheating property sector; the risk that we face intense competition from other real estate developers; the risk that PRC economic, political and social conditions as well as government policies can affect our business and other risks outlined in our public filings with the Securities and Exchange Commission, including our registration statement on Form F-1, as amended. All information provided in this press release is as of March 4, 2008. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Notes to Unaudited Financial Information

The financial information disclosed in this press release is unaudited. The audit of the financial statements and related notes to be included in our annual report on Form 20-F for the year ended December 31, 2007 is still in progress. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

CONTACTS

In China:

Ms. Lisa Wang
Director of Investor Relations
Tel:	+86 (371) 6565-1611
Email:	lisa.wang@xyre.com

Mr. Derek Mitchell
Ogilvy Public Relations Worldwide (Beijing)
Tel:	+86 (10) 8520-6284
Email:	derek.mitchell@ogilvy.com

In the United States:

Mr. Jeremy Bridgman
Ogilvy Public Relations Worldwide (New York)
Tel:	+1 (212) 880-5363
Email:	jeremy.bridgman@ogilvypr.com

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended December 31,		Year ended December 31,
	2007	2006	2007	2006
Revenue	91,425	42,712	309,725	142,367

Cost of revenue	(61,145)	(32,583)	(208,134)	(108,196)

Gross profit	30,280	10,129	101,591	34,171

Selling and distribution expenses	(4,558)	(1,120)	(10,515)	(2,996)
General and administrative expenses	(9,232)	(1,530)	(16,968)	(3,626)

Operating income	16,490	7,479	74,108	27,549

Interest income	681	334	1,417	461
Interest expense	(1,765)	(420)	(3,204)	(727)
Share of income (loss) in an equity investee	3,179	3	8,998	(446)
Change in fair value of warrant liabilities	(2,416)	—	(8,602)	—

Income from operations before income taxes	16,169	7,396	72,717	26,837

Income taxes	(9,596)	(3,768)	(30,180)	(10,717)

Net income before minority interest	6,573	3,628	42,537	16,120

Minority interest	—	2	—	3

Net Income	6,573	3,630	42,537	16,123

Accretion of Series A convertible preference shares	(572)	—	(2,739)	—

Deemed dividend (1)	(182,229)	—	(182,229)	—

Net income attributable to ordinary shareholders	(176,228)	—	(142,431)	—

Earnings (loss) per share:
Basic	(1.53)	0.03	(1.31)	0.21
Diluted	(1.53)	0.03	(1.31)	0.21
Shares used in computation:
Basic	115,361	106,510	108,858	72,694
Diluted	115,361	106,510	108,858	72,694

Note (1) On November 13, 2007, the holders of the Series A convertible preference shares agreed to waive the contingent conversion option contained in the shares. The modification was deemed to be substantive and was treated as an extinguishment of the Series A convertible preference shares. In connection with this, we have recognized a dividend of approximately US$182.2 million to the Series A convertible preference shareholders, representing the difference between the fair value of the convertible preference shares immediately after the modification and the carrying value of the preference shares immediately prior to the modification. This deemed dividend did not affect our net income or cash flows, however, it reduced the net income attributable to ordinary shareholders and retained earnings for the year ended December 31, 2007.

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS DATA

(U.S. Dollars in thousands)

	December 31,
	2007	2006
Assets

Cash and cash equivalents	357,582	66,925
Property under development	197,958	87,619
Total current assets	586,312	174,425

Property under development	190,922	19,185

Total Assets	804,346	204,956

Liabilities and Shareholders’ Equity

Short-term bank loans	49,284	22,667
Total current liabilities	153,984	118,840

Long-term bank loans	137,858	12,806
Total Liabilities	417,781	136,064

Preferred shares	—	22,309

Common shares	15	8
Additional paid-in capital	487,104	17,264
Statutory reserves	12,968	4,067
Retained earnings/(accumulated loss) (1)	(126,828)	23,680
Accumulated other comprehensive earnings	13,306	1,564

Total Shareholders’ Equity	386,565	46,583

Total Liabilities and Shareholders’ Equity	804,346	204,956

Note (1) On November 13, 2007, the holders of the Series A convertible preference shares agreed to waive the contingent conversion option contained in the shares. The modification was deemed to be substantive and was treated as an extinguishment of the Series A convertible preference shares. In connection with this, we have recognized a dividend of approximately US$182.2 million to the Series A convertible preference shareholders, representing the difference between the fair value of the convertible preference shares immediately after the modification and the carrying value of the preference shares immediately prior to the modification. This deemed dividend did not affect our net income or cash flows, however, it reduced the net income attributable to ordinary shareholders and retained earnings for the year ended December 31, 2007.

XINYUAN CORPORATION

RECONCILIATION OF NON-GAAP TO GAAP RESULTS

( U.S. Dollar in thousands, except per share data )

	Three months ended December 31,2007				Three months ended December 31,2006
	Actual		Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results
Gross profit	30,280			30,280	10,129		10,129

Operating expenses	13,790	(a)	(4,437)	8,897	2,650		2,565
		(b)	(85)			(85)
		(c)	(371)

Operation income	16,490	(a)	4,437	23,799	7,479		7,564
		(b)	85			85
		(c)	371
		(d)	2,416

Net income	6,573	(a)	4,437	13,882	3,628		3,713
		(b)	85			85
		(c)	371
		(d)	2,416

	Twelve months ended December 31,2007				Twelve months ended December 31,2006
	Actual		Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results
Gross profit	101,591			101,600	34,171		34,171

Operating expenses	27,483	(a)	(4,437)	21,593	6,622		6,508
		(b)	(341)			(114)
		(c)	(1,112)

Operation income	74,108	(a)	4,437	88,600	27,549		27,663
		(b)	341			114
		(c)	1,112
		(d)	8,602

Net income	42,537	(a)	4,437	57,029	16,123		16,237
		(b)	341			114
		(c)	1,112
		(d)	8,602

(a)	To adjust stock-based compensation charges
(b)	To adjust amortization of property management rights
(c)	To adjust amortization of convertible debt issuance cost
(d)	To adjust changes in fair value of derivative warrant liabilities